# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Timothy B. Goodell, Hess Corporation, 1185 Avenue of the Americas, New York, New York (NY), 10036, (212) 997-8500

## Reporting persons
- Hess Midstream GP LP (CIK 0001797014): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
- Hess Midstream GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Infrastructure Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 898,000; sole dispositive power 0; shared dispositive power 898,000; aggregate amount beneficially owned 898,000 (0.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 81,916,146; sole dispositive power 0; shared dispositive power 81,916,146; aggregate amount beneficially owned 81,916,146 (41.4% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 81,916,146; sole dispositive power 0; shared dispositive power 81,916,146; aggregate amount beneficially owned 81,916,146 (41.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1501 MCKINNEY STREET, HOUSTON, Texas (TX), 77010
Comment: This Amendment No. 20 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

May 2025 Repurchase Agreement

On May 5, 2025, the Issuer, HESM Opco, Hess Investments and Blue Holding entered into a Unit Repurchase Agreement (the "May 2025 Repurchase Agreement"), pursuant to which HESM Opco agreed to purchase from Hess Investments and Blue Holding 2,038,956 and 3,112,886 Opco Class B Units, respectively (the "Repurchased Units"), for an aggregate purchase price of approximately $190 million, or $36.88 per unit (the "May 2025 Repurchase Transaction"). Pursuant to the terms of the May 2025 Repurchase Agreement, immediately following the closing of the May 2025 Repurchase Transaction, HESM Opco will cancel the Repurchased Units, and the Issuer will cancel, for no consideration, an equal number of Class B Shares held by Hess Investments and Blue Holding, respectively, in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

The above description of the May 2025 Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the May 2025 Repurchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 23: Unit Repurchase Agreement, dated as of May 5, 2025, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC and GIP II Blue Holding, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 7, 2025)

## Signatures
- Hess Midstream GP LP: By: Hess Midstream GP LLC, its general partner, /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/07/2025)
- Hess Midstream GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/07/2025)
- Hess Infrastructure Partners GP LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Chief Financial Officer (05/07/2025)
- Hess Investments North Dakota LLC: /s/ Jonathan C. Stein, Jonathan C. Stein, Vice President (05/07/2025)
- Hess Corporation: /s/ John P. Rielly, John P. Rielly, Executive Vice President and Chief Financial Officer (05/07/2025)